

Solution

Doorvest simplifies the process of buying and owning an affordable, high-yield investment home.

For roughly $45K, individuals can own a rental that yields 6% annually while building equity and capturing tax advantages.





DOORVEST
45 Lansing Street
$150,000
Home Available
About
MacBook Pro

BACKED BY FOUNDERS AND EXECUTIVES FROM

M13 · BiggerPockets · Mucker Capital · Opendoor · Divvy · Sundae · wealthfront · invitation homes · honey · ServiceTitan · homeward · ribbon

INVEST IN **DOORVEST**

Advancing financial security through investment homeownership



doorvest.com San Francisco, CA

Technology · Fintech & Finance · Notable Angel · SaaS · Minority Founder

Highlights

VC-Backed

Raised $250K or more from a venture firm

1	$100m+ assets under management

2	$22M+ equity & $75M debt raised

3	Achieved breakeven/positive cash flow three of twelve months in 2024

4	50% of customers are first-time homeowners - grew repeat sales to nearly 30%

5	$4.2T immediately addressable market

Featured Investors



Michael Nguyen

Invested $10,000 ⓘ

[Follow]

Syndicate Lead

I'm Michael Nguyen, founder of Opus Match AI and a former product leader at Wonolo, Bitnami, Seagate, and Sony. I build scalable, user-centric platforms and invest in real estate, Airbnb, and Turo ventures.
opusmatch.ai

"I'm Michael Nguyen, CEO & Co-Founder at Opus Match—and if there's one thing I've learned over the years, it's that innovation thrives when you simplify the complex. That's exactly what Doorvest is doing for real estate investing. Having navigated the traditional hurdles as an amateur real estate investor myself, I can say Doorvest's frictionless, all-in-one approach is exactly the kind of solution I wish had been around when I was getting started. What really stands out for me is the team behind it. As a fellow startup founder, I've seen firsthand how a mix of passion, vision, and relentless execution can transform a daunting market into a streamlined, accessible experience. Andrew and his team are not just solving a problem—they're reimagining how everyday investors can build wealth through real estate, without all the usual complications. I wholeheartedly back Doorvest's Wefunder campaign. If you share my belief in breaking down barriers and democratizing financial security, I invite you to join me in supporting this game-changing platform. Let's work together to transform the landscape of real estate investing."



Other investors include <u>Mucker Capital</u> `Notable` , <u>Immad Akhund</u> `Notable` , <u>Cowboy Ventures</u>, <u>MuckerLab</u>, <u>M13</u>, <u>John Andrew Entwistle</u>, <u>Unpopular Ventures</u>, <u>Tom Willerer</u>, <u>Roger Lee</u>, <u>Upfront Ventures</u>, <u>Paradox Capital</u>, <u>Wei Gan</u>, <u>Ben Doherty</u>, <u>J Scott</u> , <u>Visary Capital</u>, <u>Ethan Senturia</u>, <u>Derek Merrill</u>, <u>Alumni Ventures</u>, <u>Jonathan Wasserstrum</u>, <u>Eddy Lu</u>, <u>Socially Financed</u>, <u>Jiake Liu</u>, <u>Brian Ma</u>, <u>Marcus Ridgway</u>, <u>Adam Nash</u> & 548 more

Our Team



Andrew Luong Co-Founder & CEO

Andrew is a passionate real estate investor and Business Development expert. He has worked to grow tech companies such as Misfit (acquired), Gengo (acquired), Indeed, and Human Interest before growing his own.



Justin Kasad Co-Founder & CTO

Justin is a full stack software developer and entrepreneur taking ideas from concept to market. His work with Swapper (acquired), Health Tap, and Healthline Media (acquired) led him to the creation of Doorvest.

We're changing the real estate game

In 2014, Andrew and Justin were both working in the tech industry while starting to explore options for long-term financial security. They turned to real estate — particularly single-family rental homes — a proven way to generate passive income and build long-term wealth proven way to generate passive income and build long-term wealth. Working together, they passively built a portfolio of over a dozen homes in under 5 years.

Recognizing the challenges of getting started in real estate, Andrew and Justin wanted to lower the barrier to entry for first-time investors. Motivated to improve the overall experience, they created a full-service real estate investing platform to help others make their way towards financial independence. Doorvest was born.

Doorvest is backed by top-tier venture capitalists like M13, Mucker Capital, and founders and executives from Wealthfront, Opendoor, BiggerPockets and Invitation Homes. We've focused on scrappiness and operational discipline well before it became trendy. In this market - it's served us well and now we're looking to accelerate.

What's Happened Since Our Last Round:

Doorvest officially launched in April 2020 and despite a global pandemic, asset bubble, raging inflation and the subsequent unprecedented interest rate environment, has grown exponentially. We now operate 400+ homes and manage $100m+ in assets.

- **Mergers and acquisitions:** 2024 was a big year of mergers & acquisitions for Doorvest as we joined forces with **Getaway** and **Rubik** - both long term partners of the company. With these transactions, not only have we assembled extremely high talent density, we've expanded into financing capabilities (Getaway) and accelerated our inventory acquisitions function (Rubik).

- **Full product suite:** we've long believed Doorvest has the opportunity to build a modern-day financial institution designed around the largest yet most inaccessible asset class - real estate. Our core offering continues to help everyday investors buy, manage and expand their investment home portfolio. Leveraging these expand their investment home portfolio. Leveraging these customer relationships, we've now designed and launched several financial products to support aspects of the real estate investing journey.

- **Doorvest Notes**: in addition to building an investment property portfolio, we launched real estate debt offerings that generated attractive 6 - 15% annualized yields.

- **Getaway mortgage**: through the Getaway merger, we accelerated our roadmap to begin offering investment property mortgages. Offering mortgages is critical in streamlining the customer experience while also enabling us to drive expanded unit economics.

- **Durable positive cash flow**: we are managing the business towards durable positive cash flow. In November 2023, we achieved positive cash flow for the first time and in 2024, we achieved breakeven to positive cash flow three months of the twelve. We delivered our fifth month of positive cashflow in January 2025 and we expect to deliver a full quarter of positive cash flow in Q1.



Navigating a Challenging Real Estate Market: The past three years have posed numerous challenges to the real estate industry, including supply chain disruptions, inflation, fluctuating interest rates and record

supply chain disruptions, inflation, fluctuating interest rates and record low transaction volumes. Despite these obstacles, Doorvest has embraced market dynamics and found innovative ways to continue providing value to our customers while increasing business efficiency. Our commitment to data-driven decision-making, property technology innovations, and a focus on customer satisfaction have allowed us to not only weather the storm and become the best company we've been.


Cash flow by quarter
$250,000
$0
-$250,000
-$500,000
-$750,000
24'Q1
24'Q2
24'Q3
24'Q4
25'Q1 (F)

Future projections are not guaranteed.

What's ahead:

- Drive new customer acquisition - sales contracts grew 88% 24'Q4/Q3 and we're targeting an additional 70% growth 25'Q1/24'Q4 ahead of the Q2 buying season. We're focused on helping more customers buy and expand their investment property portfolios.
- The result of the above would be for us to achieve durable positive cash flow and positive EBITDA
- Medium-term investments:

- Continuing to diversify into yield products; offering customers a chance to invest with Doorvest before and while they own investment properties
- Vertical AI for property management: we've continued investments in AI to drive efficiency primarily on the property management / customer success side of the business. We believe we have an opportunity to refine this to drive operational efficiency and also believe there's an opportunity to commercialize this offering.

The Friction Problem

55% of millennials are interested in real estate investing yet 70% of Americans believe investing in real estate is more difficult than other asset classes. This unfortunate reality is due to the time commitment and friction of the traditional process paired with the capital barrier due to rising home values, stagnant wages, mounting student loan debt - and of course, high interest rates.

From sourcing & renovating homes to providing mortgage financing to ongoing management - we're vertically integrating the real estate investing process, striving to make real estate investing as easy as buying a stock on Robinhood.



Traditional User Journey
Without Doorvest, getting started is painful.
Building wealth is even tougher.
GETS
TAX IMPLICATIONS
Research
FIND AGENT
BROWSE LISTINGS
FLY OUT
Choose Home
REACH OUT TO AGENT
RESEARCH OPTIONS
Insurance
HOW TO CLOSE
CLEARING ISSUES
Title & Escrow
RESEARCH OPTIONS
CONTACT OFFICERS
Financing
RESEARCH RENTS
HOLDING COSTS
STATE LAWS
Management

STRATEGIES		WRITE OFFERS	DETERMINE NEEDS	KNOWING RIGHTS		COMPARE QUOTES	REPAIRS / REHAB
	ADVANTAGES	INSPECT			TIMELINES		PROPERTY MANAGER
ROI		NEGOTIATE	NARROW DOWN	POLICIES		NARROW DOWN	PERFORMANCE

◄──────────── **AVERAGE TIMELINE OF 6-12 MONTHS** ──────────► ◄── **40 HRS/MTH** ──►

Our Solution

We live at the intersection between technology and real estate by providing an all-in-one solution, eliminating the most painful steps for the end customer. We mitigate risk from the customer's perspective by providing extensive renovations to deliver a new home. We've aligned our pricing with our customers to ensure we're both working towards the same goal: a long-term and successful investment property with a series of guarantees that fosters a stress-free and happy customer.

In traditional real estate investing, the end-to-end timeline is 6 months with at least 26 steps for a customer to comb through. Doorvest does it in 4 steps in a fraction of the time, simplifying the process for homeowners old and new.

In the end, a customer receives a completely renovated home with an average cap rate of 6% while still capturing tax and equity advantages that generate passive income from day 1.



Doorvest Customer Journey

Doorvest empowers buyers to invest in a rental home in less time with less risk.

1. Customize home search

Repeat

DOORVEST

2. Reserve home


86%
of customers/individuals on our marketplace have expressed interest in purchasing more rental homes from Doorvest.
18%
of customers have already purchased a second home with Doorvest.


4. Build wealth
Average timeline of 3 months
3. Purchase home

Based on our customer base of aspiring real estate investors and individuals targeting reliable income for retirement, we see ourselves operating at the intersection of single-family rental homes and the retirement market. Non-institutional, "very small investors" (1-10 homes) make up 88% of the market share resulting in a $3.7t market. Alternatively, the US retirement market amounts to $34.9t.

Technology

Doorvest is more than a clever business model — we get our competitive advantage by being able to fully integrate the home acquisition process, renovation, home sale, and long term management for all our properties through tech. Having end-to-end control over this information means that we can create robust features and tools for both our customers and internal team.


DOORVEST
Acquisition in Progress
45 Lansing Street
$150,000
About
Home Available
80 04 04 04

Currently, Doorvest has tools to quickly underwrite and estimate homes as soon as they hit our funnel. When our system detects a newly available property, it automatically underwrites the home to ensure it meets our criteria and dispatches a nearby general contractor to estimate the renovation cost. The resulting information goes back into our database and alerts our team of the highest possible bid we can make on the home. The home information is continuously updated as the home goes through contract, renovations, inspection, closing, and finally property management.

Given the full scope of data available to us, our team is alerted when timelines are off, budgets are exceeded, and when any discrepancies arise. We've developed tools to hone our pricing strategy and maintain our margins as renovations play out. For homes under management, we've integrated with multiple leasing partners and maintenance companies to seamlessly communicate with our success team. We're continuing to develop our relationships with technology partners to improve our banking, maintenance, resident communication, renovations, and operations.

Creating product tooling with our technology partners is only part of the equation, as we also focus on creating tech-enabled products that streamline processes that are unique to Doorvest. We match homes to deposit holders based on their preset criteria, notify them in our portal, and allow the customer to sign legally binding documents to reserve and purchase the home via HelloSign's integration. We've already integrated with data warehouses like HouseCanary to provide up-to-date information on the homes, GreatSchools to provide details on nearby schools, as well as built our own financial calculators to give the customer everything they need to make an informed investment decision.

We aspire to build a financial institution rivaling the scale of big banks (homes are top source of American net worth) with the ease of ordering from Amazon. As we perfect our data collection and implementation, our tools continue to grow more sophisticated to match the needs of our business and stay ahead of the competition.



Testimonials
Easy, all-in-one solution for homeownership.
Jean-Baptiste J.
Entreprenuer, Vallejo, CA
1 Home Owned
$46K Rental Income
"I knew real estate was something I enjoyed, but I didn't have time. Doorvest was the perfect solution for me thanks to their quick and efficient buying process."
Michael K.
Account Executive, Austin, TX
2 Homes Owned
$43K Rental Income
"I always wanted to own property myself but felt the barriers of entry were too high. This all changed when I found out about Doorvest and I purchased my first investment home."
Kara T.
Network Engineer, Los Angeles, CA
1 Home Owned
$49K Rental Income
"We always knew we wanted to invest in real estate but had no clue where to start. Doorvest helped us go from A-through-Z."
Brianne I.
Recruiting Lead, San Francisco, CA
2 Homes Owned
$54K Rental Income
"Doorvest is the one-stop-shop for rental real estate! I'm excited to see rents come in and will definitely be back when I'm ready for another home."

The Investment

Homes aren't built in a day, and Doorvest won't be either. We want to advance financial security for all, and here's how we plan to lower the barrier to entry, step-by-step.

Real estate is just the start. We aim to move forward to natural adjacencies like mortgage lending, title services, and homeowners insurance. As we scale, we plan to target financial services adjacencies like rental income lending, renovation insurance and banking services.

We're raising funds to deepen our technology moats, capture demand

We're raising funds to deepen our technology moats, capture demand, accelerate scale and expand to new markets. Depending on strategic initiatives, we have a path to achieve free cash flow positive and with a successful raise, we believe we'll get there.

If advancing financial security for all sounds like something you'd like to be a part of, we'd love to have you join us!

Future projections are not guaranteed.